EXHIBIT 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	THREE MONTHS ENDED MARCH 31,
	2004	2005
Computation of Earnings:
Income (loss) from continuing operations before income taxes and minority interests	$(88,855)	$(128,393)
Add:
Fixed charges (as computed below)	67,772	50,086

	$(21,083)	$(78,307)

Computation of Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends:
Interest expense	$54,362	$37,775
Amortization of deferred financing costs and discounts on long-term debt	2,960	1,494
Interest component of operating lease expense	10,450	10,817

Fixed charges	67,772	50,086
Preferred stock dividends	9,696	9,653

Combined fixed charges and preferred stock dividends	$77,468	$59,739

Ratio of Earnings to Fixed Charges	—	—

Deficiency of Earnings to Cover Fixed Charges	$88,855	$128,393

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	—

Deficiency of Earnings to Cover Combined Fixed Charges and Preferred Stock Dividends	$98,551	$138,046